EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Dollars in thousands)

	2008		2007
	(Unaudited)
Earnings:
Net Income	$588,171		$428,955
Add:
Provision for income taxes	325,290		227,668
Fixed charges	1,164,082		1,240,449
Less:
Capitalized interest	(20,681)		(27,672)

Earnings as adjusted (A)	$2,056,862		$1,869,400

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$3,909		$4,045
Ratio of income before provision for income taxes to net income	155%		153%

Preferred dividend factor on pretax basis	6,059		6,189

Fixed Charges:
Interest expense	1,140,886		1,210,398
Capitalized interest	20,681		27,672
Interest factors of rents	2,515		2,379

Fixed charges as adjusted (B)	1,164,082		1,240,449

Fixed charges and preferred stock dividends (C)	$1,170,141		$1,246,638

Ratio of earnings to fixed charges ((A) divided by (B))	1.77	x	1.51	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.76	x	1.50	x